EXHIBIT I
                                                                       ---------
[LOGO]
DESCARTES


CONTACT INFORMATION:

Kimberley Emmerson
Public Relations
(519) 746-6114, ext. 2562
kemmerson@descartes.com
-----------------------

              DESCARTES REPORTS CONTINUED QUARTERLY REVENUE GROWTH

    COMPANY TO REMAIN FOCUSED ON IMPROVING REVENUE AND RESULTS OF OPERATIONS
                                 IN FISCAL 2005

WATERLOO, ONTARIO, MARCH 10, 2004 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a trusted provider of supply chain services, today announced financial results for the fourth quarter (Q4FY04) and fiscal year 2004
(FY04) ended January 31, 2004 showing continued quarterly revenue growth. Amounts are in U.S. dollars and are reported in accordance with U.S. GAAP (Generally Accepted Accounting Principles).

Total revenues for Q4FY04 were $16.3 million, growing 1.5 percent from total revenues of $16.0 million in the third quarter of fiscal year 2004 (Q3FY04) and down 10 percent when compared with total revenues of $18.0 million in the fourth quarter a year ago. The loss for Q4FY04 was $4.2 million, or $0.10 per share, similar to the loss of $4.2 million reported for Q3FY04 and an improvement from the loss of $108.5 million reported for the fourth fiscal quarter one year ago. Gross margins in Q4FY04 were 66 percent, down from 70 percent in Q3FY04 and 72 percent in Q4FY03. Expenses in Q4FY04 were impacted by increased costs of goods sold and the impact of foreign exchange.

Total revenues for FY04 were $61.7 million, a decrease of 12 percent from total revenues of $70.4 million in fiscal year 2003 (FY03). The loss for FY04 was $32.2 million, or $0.70 per share, an improvement from the loss of $138.2 million, or $2.65 per share, in FY03. Gross margins of 68 percent for FY04 also improved significantly from FY03's gross margins of 62 percent.

Descartes completed FY04 with $65.1 million in cash, cash equivalents and marketable securities.

FISCAL YEAR SUMMARY COMPARISON
------------------------------

==========================================================================================
(U.S. dollars; U.S. GAAP),
 Quarterly data unaudited       Q4FY04          Q3FY04          FY2004          FY2003
--------------------------  --------------  --------------  --------------  --------------
REVENUES                     $16.3 million   $16.0 million   $61.7 million   $70.4 million
--------------------------  --------------  --------------  --------------  --------------
GROSS MARGINS                     66%             70%             68%             62%
--------------------------  --------------  --------------  --------------  --------------
EARNINGS (LOSS)             ($4.2 million)  ($4.2 million)  ($32.2 million)($138.2 million)
--------------------------  --------------  --------------  --------------  --------------
EARNINGS (LOSS) PER SHARE       ($0.10)         ($0.10)         ($0.70)         ($2.65)
==========================================================================================

"Fiscal year 2004 was a year of focus for Descartes," said Manuel Pietra, Descartes' chief executive officer and president. "In FY04 we executed well, improving the fundamentals of the business. We consecutively grew total quarterly revenue and improved our operational results, launched the LOGISTICS

[LOGO]
DESCARTES



NETWORK OPERATING SYSTEM(TM), and made significant progress in expanding and solidifying our partnerships and distribution channels."

"Descartes enters FY05 in a solid position with a strong and experienced management team, an established leadership market position, a growing customer base, and quality solutions. We are well-positioned to capitalize on our established market leadership, healthy sales pipeline and go-to-market programs for improved operational results and revenue growth in FY05."

MANAGEMENT CHANGES; BOARD APPOINTMENT
-------------------------------------

Descartes announced that Colley Clarke has left his position as executive vice president, Finance and chief financial officer (CFO) of the company to pursue other opportunities. The company thanks Colley for his significant contributions to Descartes since he joined in January 2000, and wishes him all the best in his future endeavours.

Effective immediately, Brandon Nussey will assume the role of CFO. Brandon has been with Descartes since 2000 in several key roles, including senior vice-president, Regional Operations and senior roles in the company's finance department. "Brandon has been an outstanding contributor to the company over the past four years," said Pietra. "His in-depth operational experience in and understanding of the financial workings of our business make him uniquely qualified to undertake the expanded responsibilities of CFO. We look forward to his contribution as an invaluable part of our strong and experienced management team as we position Descartes for continued growth in FY05."

Descartes also announced today that it has appointed J. Ian Giffen to its Board of Directors. Mr. Giffen is a chartered accountant with an extensive technology background. Since 1996 he has acted as a senior advisor and board member to software companies and technology investment funds. From 1992 to 1996, Mr. Giffen was vice president and chief financial officer at Alias Research Inc., a developer of 3D software, which was sold to Silicon Graphics Inc for approximately $600 million. Mr. Giffen is currently a director of 724 Solutions Inc., Financial Models Inc., Macromedia Inc, MKS Inc., and Sierra Systems Group Inc.

"Mr. Giffen has considerable experience as a member of the board of directors of a variety of Canadian and U.S. companies. He will make a valuable contribution to our Board," commented Pietra.

FISCAL YEAR 2004 REVIEW

DRIVING CUSTOMER VALUE
----------------------

CUSTOMER SIGN-UPS. During fiscal year 2004, Descartes saw 596 total customer sign-ups representing services sold to both new customers and additional services sold to existing customers. For Q4FY04, Descartes saw 120 sign-ups with approximately 70 percent of these sign-ups representing services sold to existing customers. Some of the customer sign-ups during the quarter included Eastman Kodak Company, Linde AG, NYK Line, and Southwest Traders.

DESCARTES GLOBAL USER GROUP. In October 2003, Descartes launched its global user group designed to provide users of Descartes solutions with an opportunity to learn more about the solutions footprint, network with other customers, and give feedback on future solutions direction. The next annual meeting of the Descartes

[LOGO]
DESCARTES



Global User Group will take place August 30, 2004 - September 1, 2004 in Atlanta, Georgia.

DESCARTES AS MARKET CONSOLIDATOR; THE REAL-TIME SUPPLY CHAIN
------------------------------------------------------------

Industry analysts have noted that supply chain management is undergoing a significant shift. Descartes believes the traditional worlds of supply chain execution, mobile resource management and business document exchange are colliding to create the Real-Time Supply Chain. In December 2003 at DESCARTES DIRECTIONS(TM), Descartes shared its vision and strategic direction to lead this market consolidation with the media and financial and industry analyst communities. With strengths and capabilities in all three areas, Descartes is uniquely positioned to capitalize on the Real-Time Supply Chain market opportunity.

Following DESCARTES DIRECTIONS, AMR Research's John Fontanella published an Alert titled TRANSPARENCY IS THE GOAL OF THE NEXT-GENERATION SUPPLY CHAIN. In the December 19, 2003 Alert, John Fontanella commented: "Descartes has finally established a strategic direction, and it fits with what AMR Research views as the next leap in supply chain transformation."

LAUNCH OF LOGISTICS NETWORK OPERATING SYSTEM
--------------------------------------------

During FY04 Descartes introduced the company's new solutions foundation, called the LOGISTICS NETWORK OPERATING SYSTEM, based on Microsoft's .NET platform. The LOGISTICS NETWORK OPERATING SYSTEM provides customers with solutions that go beyond traditional point applications to provide an integrated, enterprise and bundled approach to end-to-end supply chain services.

In ARC Advisory Group's December 18, 2003 research note, FIELD REPORT: DESCARTES DIRECTIONS, industry analyst Adrian Gonzalez commented: "Standardizing on a common technology platform will help Descartes develop and support solutions in a more cost-effective and efficient manner. But perhaps more importantly, it is a prerequisite for fulfilling the company's vision and strategy, which is centered around what Descartes calls its Logistics Network Operating System
(LNOS)."

DEVELOPMENT OF INDUSTRY ENTERPRISE SUITES. Leveraging the LOGISTICS NETWORK OPERATING SYSTEM foundation, Descartes is now marketing targeted industry `enterprise suites'. Modular in approach, the industry-focused enterprise suites enable companies to purchase and use one module at a time or combine several modules for an end-to-end, real-time supply chain solution. This provides companies with an opportunity to add supply chain services and capabilities as their business needs grow and change.

EXPANSION OF PARTNER AND INDIRECT CHANNELS
------------------------------------------

Working with complementary technology companies, Descartes began extending and solidifying its distribution channels and accelerating marketing and sales initiatives of its services on a global basis in FY04. Some of the relationships announced during FY04 included Microsoft, Nextel Communications, Shanghai Metinfo, Telus Mobility, and T-Systems.

CAPITAL STRUCTURE INITIATIVES
-----------------------------

During FY04 Descartes undertook several initiatives to improve the company's balance sheet and capital structure. Specifically, in FY04 Descartes:

o    Purchased for cancellation 11,578,000 of its outstanding common shares.

o Through a wholly-owned subsidiary of Descartes, purchased $45 million of the principal value of its debentures at a price of $950 per $1,000 principal amount of debentures, plus accrued and unpaid interest

o Announced on December 9, 2003 a normal course issuer bid to purchase, though a wholly-owned subsidiary of Descartes, up to an aggregate of US $3,599,750 principal amount of its remaining outstanding debentures over a twelve-month period.

BUSINESS OUTLOOK
For the first quarter of fiscal year 2005 (Q1FY05) ending April 30, 2004, Descartes expects to achieve total revenues in the range of $15.5 to $16.5 million. Descartes expects to report a loss per share in Q1FY05 of $0.13 to $0.11, on a U.S. GAAP basis. For FY05, Descartes anticipates 10 to 15 percent growth in revenues over FY04.

SUPPLEMENTARY INFORMATION FOR INVESTORS AVAILABLE
Supplementary information relating to Descartes' business and this press release, presented in a question and answer format, is now available from the investor home page of the Descartes Web site. To view or download the document, please visit:
http://www.descartes.com/investors/quarterly_results/fy2004/q4/
descartes_fy2004q4_faq.pdf

CONFERENCE CALL
Descartes' management will discuss these results in a live conference call and audio Web cast with the financial community at 8:00 a.m. ET today, March 10, 2004. The live audio Web cast and slide presentation to accompany the call can be accessed at www.descartes.com/investors. Replays will also be available in two formats shortly after the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing 1-888-203-1112 or 719-457-0820 and quoting reservation number 653068. An archived replay of the Web cast will also be available through the Descartes Web site at www.descartes.com/investors.

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a trusted provider of supply chain services. Helping companies reduce costs, save time, and enhance customer satisfaction, Descartes' integrated suite of services provides connectivity and document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization. Enabling distribution-sensitive companies in industries such as retail, consumer packaged goods, manufacturing, transportation, third-party logistics, and distribution to optimize and gain real-time control of their inventory and assets; Descartes services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.


                                       ###

Statements in this release, other than statements relating to historical performance, include forward-looking statements made under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding Descartes' revenue and profit/loss expectations, expectations relating to the timing of recognition and collection of revenue, expectations surrounding the demand and market opportunity for Descartes' products and pricing model, expectations about the collision of traditional supply chain execution markets, expectations surrounding the success of Descartes' alliance relationships, marketing and distribution initiatives, and expectations as to customer acceptance, adoption and continued use of Descartes' solutions. These statements are neither promises nor guarantees, but involve risks and uncertainties that may cause actual results to differ materially from expectations. Such risks and uncertainties include the successful implementation and market acceptance of Descartes' pricing and revenue model, demand for supply chain solutions and software, industry and market shifts, fluctuation in foreign exchange rates, timing and size of restructuring charges, successful completion of regulatory requirements in foreign markets, export and currency control restrictions in foreign markets, success in closing customer orders, customers satisfaction and resolution of any disputes, ability to control expenses, realization of operating cost reductions resulting from cost reduction initiatives, integration of acquisitions and consolidation of operations. For further information regarding risks and uncertainties associated with Descartes' business, please refer to Descartes' documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Any forward-looking statements should be considered in light of these factors.

[LOGO]
DESCARTES


THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(US DOLLARS IN THOUSANDS; US GAAP)

                                                                     ----------      ----------
                                                                     JANUARY 31,     JANUARY 31,
                                                                           2004            2003
                                                                     ----------      ----------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                             13,187          21,195
   Marketable securities                                                 34,586           8,521
   Accounts receivable
       Trade                                                             19,024          14,036
       Other                                                              3,440           2,819
   Prepaid expenses and other                                             3,559           3,020
                                                                     ----------      ----------
                                                                         73,796          49,591
MARKETABLE SECURITIES                                                    17,279         144,386
CAPITAL ASSETS                                                           13,452          12,151
LONG-TERM INVESTMENTS                                                     3,300           3,300
GOODWILL                                                                 18,038          17,603
INTANGIBLE ASSETS                                                         8,264          13,606
DEFERRED CHARGES & OTHER ASSETS                                           1,021           1,638
                                                                     ----------      ----------
                                                                        135,150         242,275
                                                                     ==========      ==========

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                                       4,713           3,964
   Accrued liabilities                                                    3,793           8,673
   Deferred revenue                                                       2,860           2,923
                                                                     ----------      ----------
                                                                         11,366          15,560
CONVERTIBLE DEBENTURES                                                   26,995          71,995
                                                                     ----------      ----------
                                                                         38,361          87,555
                                                                     ----------      ----------

SHAREHOLDERS' EQUITY
Common shares and paid-in capital - unlimited shares authorized;
   shares issued and outstanding 40,705,811 and 52,224,511              446,574         473,819
Unearned deferred compensation                                             (339)           (690)
Accumulated other comprehensive loss                                       (387)         (1,506)
Accumulated deficit                                                    (349,059)       (316,903)
                                                                     ----------      ----------
                                                                         96,789         154,720
                                                                     ----------      ----------
                                                                        135,150         242,275
                                                                     ==========      ==========

[LOGO]
DESCARTES


THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS;
 US GAAP; QUARTERLY DATA UNAUDITED)

                                                         ----------------------------------------------------------
                                                                THREE MONTHS ENDED             TWELVE MONTHS ENDED
                                                                        JANUARY 31,                     JANUARY 31,
                                                              2004            2003            2004            2003
                                                         ----------------------------------------------------------
REVENUES                                                     16,260          18,030          61,692          70,383
COST OF REVENUES                                             (5,482)         (5,048)        (19,739)        (26,631)
                                                         ----------------------------------------------------------
GROSS PROFIT                                                 10,778          12,982          41,953          43,752
                                                         ----------------------------------------------------------
EXPENSES
   Sales and marketing                                        6,836           6,040          27,897          29,943
   Research and development                                   2,575           2,741           9,060          15,223
   General and administrative                                 2,985           2,904          12,067          12,895
   Amortization of intangible assets                          1,313           2,659           5,339          10,100
   Impairment of goodwill                                        --          86,689              --          86,689
   Impairment of intangible assets                               --          17,980              --          17,980
   Restructuring cost                                         1,018           2,027          18,784          11,712
                                                         ----------------------------------------------------------
                                                             14,727         121,040          73,147         184,542
                                                         ----------------------------------------------------------
LOSS FROM OPERATIONS                                         (3,949)       (108,058)        (31,194)       (140,790)
                                                         ----------------------------------------------------------
OTHER INCOME (EXPENSE)
   Interest expense                                            (394)         (1,158)         (2,999)         (4,619)
   Investment income                                            171             841           1,245           6,493
   Gain (loss) on purchase of convertible debentures             --             (19)            904             (89)
                                                         ----------------------------------------------------------
                                                               (223)           (336)           (850)          1,785
                                                         ----------------------------------------------------------
LOSS BEFORE INCOME TAXES AND MINORITY INTEREST               (4,172)       (108,394)        (32,044)       (139,005)
INCOME TAX RECOVERY (EXPENSE) - CURRENT                         (66)            (80)           (112)            362
                                                         ----------------------------------------------------------
LOSS BEFORE MINORITY INTEREST                                (4,238)       (108,474)        (32,156)       (138,643)
MINORITY INTEREST                                                --              --              --             448
                                                         ----------------------------------------------------------
LOSS                                                         (4,238)       (108,474)        (32,156)       (138,195)
                                                         ==========================================================
LOSS PER SHARE
   Basic and diluted                                          (0.10)          (2.08)          (0.70)          (2.65)
                                                         ==========================================================
WEIGHTED AVERAGE SHARES OUTSTANDING
   Basic and diluted (thousands)                             40,655          52,224          45,952          52,234
                                                         ==========================================================

[LOGO]
DESCARTES


THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US DOLLARS IN THOUSANDS; US GAAP; QUARTERLY DATA UNAUDITED)




                                                                    ----------------------------------------------------------
                                                                           THREE MONTHS ENDED             TWELVE MONTHS ENDED
                                                                                   JANUARY 31,                     JANUARY 31,
                                                                         2004            2003            2004            2003
                                                                    ----------------------------------------------------------
OPERATING ACTIVITIES
 Loss                                                                   (4,238)       (108,474)        (32,156)       (138,195)
 Adjustments to reconcile loss to cash provided by (used in)
    operating activities:
    Bad debt charge                                                         --              --              --           2,907
    Depreciation                                                           794             321           2,782           2,514
    Amortization of intangible assets                                    1,313           2,659           5,339          10,100
    Impairment of goodwill                                                  --          86,689              --          86,689
    Impairment of intangibles                                               --          17,980              --          17,980
    Restructuring cost                                                  (1,778)         (1,699)          1,545           1,069
    Amortization of convertible debenture costs                             65             169             451             726
    Amortization of deferred compensation                                   35              64             171             467
    Loss (gain) on purchase of convertible debentures                       --              19            (904)             89
    Minority interest                                                       --              --              --             448
    Changes in operating assets and liabilities:
       Accounts receivable
          Trade                                                         (1,486)           (979)         (4,988)            381
          Other                                                           (777)           (776)           (621)          4,180
       Prepaid expenses and other                                           94             (15)         (1,130)            851
       Accounts payable                                                  3,187           1,181             749           1,306
       Accrued liabilities                                                (687)         (2,064)         (3,807)         (5,956)
       Deferred revenue                                                    860            (909)            (63)         (2,375)
                                                                    ----------------------------------------------------------
Cash used in operating activities                                       (2,618)         (5,834)        (32,632)        (16,819)
                                                                    ----------------------------------------------------------
INVESTING ACTIVITIES
   Short-term marketable securities, net change                        (26,340)          1,292         (26,065)         73,964
   Long-term marketable securities, net change                          (3,243)         (4,234)        127,107         (61,942)
   Additions to capital assets                                          (1,905)         (1,872)         (5,744)         (5,287)
   Long-term investments                                                    --             (50)             --             (50)
   Acquisition of subsidiaries, net of cash acquired                        --            (443)           (335)         (2,175)
                                                                    ----------------------------------------------------------
Cash provided by (used in) investing activities                        (31,488)         (5,307)         94,963           4,510
                                                                    ----------------------------------------------------------
FINANCING ACTIVITIES
   Purchase of convertible debentures, including purchase costs             --             (18)        (43,274)         (1,545)
   Purchase of common shares, including purchase costs                      --              --         (27,228)             --
   Issuance of common shares for cash                                      146               2             163             223
                                                                    ----------------------------------------------------------
Cash provided by (used in) financing activities                            146             (16)        (70,339)         (1,322)
                                                                    ----------------------------------------------------------
DECREASE IN CASH AND CASH EQUIVALENTS                                  (33,960)        (11,157)         (8,008)        (13,631)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                        47,147          32,352          21,195          34,826
                                                                    ----------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                              13,187          21,195          13,187          21,195
                                                                    ==========================================================